Exhibit 99.1

Freeline Appoints Colin Love, PhD to Board of Directors

Experienced biopharmaceutical executive with established record of successfully developing, manufacturing and launching impactful therapies

LONDON, March 11, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative gene therapies for patients suffering from inherited systemic debilitating diseases, announced today the appointment of Colin A. Love, PhD, to its Board of Directors with immediate effect. Dr. Love has over 30 years of experience leading biopharmaceutical company operations, including the development and launch of several biotechnology products.

“We are delighted to welcome Colin Love to Freeline’s Board of Directors,” said Theresa Heggie, Chief Executive Officer of Freeline. “His appointment comes at a key time as Freeline evolves into its next stage of growth, including the development, production and potential commercialization of the Company’s pipeline. Colin’s extensive experience in manufacturing complex biotechnology products will be valuable as we continue to advance our mission to bring functional gene therapy cures to patients with hemophilia, Fabry and Gaucher diseases, as well as other serious disorders.”

“I am very pleased to be joining Freeline’s Board of Directors at this exciting time,” said Dr. Love. “The Company has the potential to deliver a revolutionary approach to treating rare diseases with single-dose gene therapies that offer patients the hope of long-term curative results. I look forward to working with the Freeline team to deliver on this mission.”

Dr. Love brings more than three decades of experience developing, manufacturing and launching biotechnology products. He currently is the Chief Operating Officer and a co-founder of Replimune, a biotechnology company developing oncolytic immunotherapies, where he has served since 2015. Since December 2014, he has provided consultancy support to a range of life science companies, from small gene therapy start-ups to large established biotechnology companies, including Amgen. From 2011 to 2014, Dr. Love was a Vice President of Clinical Operations at Amgen, where he was responsible for the two sites developing and manufacturing T-VEC, an oncolytic virus therapy approved by the FDA and EMA in 2015. Dr. Love was previously Senior Vice President of Product Development at BioVex Group, Inc., a privately-held biotechnology company developing T-VEC, from 2000 to 2011 until its acquisition by Amgen. Before joining BioVex, he held leadership positions in manufacturing and development at Celltech plc (now UCB Celltech) from 1992 to 2000 and led development teams for Medeva plc, Serono Diagnostics and Amersham International. Dr. Love holds a PhD in Biochemistry from the University of Glasgow.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally-designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing protein into the patient’s bloodstream. Freeline’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in Hemophilia B and Fabry disease, as well as preclinical programs in Gaucher disease and Hemophilia A. Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the Company’s strategies, manufacturing, research, pipeline, and clinical trial plans. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review; the Company’s ability to design and implement successful clinical trials for its product candidates; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contacts

David S. Arrington

Vice President, Investor Relations & Corporate Communications

Freeline Therapeutics

david.arrington@freeline.life

+1 (646) 668 6947

Julia Wilson

JW Communications

juliawilsonuk@gmail.com

+44 (0) 7818 430877